Exhibit 19

RF INDUSTRIES, LTD.

INSIDER TRADING POLICY

(revised June, 2023)

This policy outlines the procedures that all RF Industries, Ltd. (the “Company”) personnel must follow in connection with any trading (purchase or sale) of Company securities. This policy arises from our responsibilities as a public company. Failure to comply with these policies could result in a serious violation of the securities laws by you and/or the Company which can involve both civil and criminal penalties. It is important that you review our policy carefully.

It is also our policy that Company personnel may not trade in the securities of other publicly traded companies (directly or through others), including our vendors, customers and partners, when in possession of material non-public information relating to those companies obtained in the course of working for the Company.

What is an Insider?

An “insider” is a person who possesses, or has access to material information concerning the Company that has not been fully disclosed to the public (see below for definitions of “material information” and “full disclosure”).

Why This Policy? Insiders may be subject to criminal prosecution and civil liability for trading (purchase or sale) in Company stock when they know material information concerning the Company that has not been fully disclosed to the public. Criminal prosecution for insider trading can and often does result in prison sentences for the violator. Civil actions may be brought by private plaintiffs or the Securities and Exchange Commission (“SEC”) which may seek a penalty of up to three times the profits made or losses avoided by the violator. In addition to the potential criminal and civil liabilities, the Company may be able to recover all profits made by an insider, plus collect other damages. Finally, insider trading can cause a substantial loss of confidence in the Company and its stock on the part of the public and the securities markets. This could have a significant adverse impact on the Company and its shareholders.

Tipping. Insider trading laws are not limited to trading by the insider alone; it is also illegal to advise others to trade on the basis of undisclosed material information, whether or not you derive any benefit from someone else’s actions. Liability in such cases can extend both to the “tippee” (the person to whom the insider disclosed inside information) and to the “tipper” (the insider himself).

Applicability of Policy

This policy applies to all transactions in Company securities by “insiders.” As a rule of thumb, insiders are:

●	Members of the Board of Directors and officers of the Company or its subsidiaries, and

●	Any employee or former employee of the Company or its subsidiaries who knows material information regarding the Company that has not been fully disclosed to the public.

►

This policy also applies to the immediate families (direct family living in the same household) of such insiders. Although immediate family is narrowly defined, an employee should be especially careful with respect to family or to unrelated persons living in the same household, as well as friends.

►

A person can be an insider for a limited time with respect to certain material information even though he or she is not an officer or director. For example, an administrative assistant who knows that a major contract award has just been received may be an insider with respect to that information until the news has been fully disclosed to the public.

●	Contractors, suppliers and other personnel who have access to material non-public information relating to the Company, as applicable.

What is Nonpublic Information and Full Disclosure?

Material information is “nonpublic” if it has not been widely disseminated to the general public through a report filed with the SEC or through major newswire services, national news services or financial news services.

Full disclosure to the public generally means a press release followed by publication in the media, for example, a news wire or The Wall Street Journal. (A speech to an audience, a TV or radio appearance, or an article in an obscure magazine generally does not qualify as full disclosure.) Full disclosure means that the securities markets have had the opportunity to digest the news. Generally, 24 hours following publication or release to a national wire service is regarded as sufficient for the dissemination and interpretation of material information.

Definition of Material Information

It is not possible to define all categories of material information. In general, information should be regarded as material if there is a likelihood that it would be considered important by an investor in making a decision regarding the purchase or sale of Company stock. In simple terms, material information is any type of information which could reasonably be expected to affect the market price of the Company’s securities. Both positive and negative information may be material. Common examples of information that will frequently be regarded as material are:

●	Projections of future earnings or losses;

●	Changed expectations regarding quarterly revenues or earnings, or earnings that are inconsistent with the consensus expectations of the investment community;

●	Unanticipated and substantial changes in the level of sales, orders or expenses;

●	Significant changes or developments in supplies or inventory, including significant product defects, recalls or product returns;

●	Significant new products or discoveries;

●	Information covering major corporate partnering transactions, leasing arrangements, or the gain or loss of a substantial licensor or licensee;

●	A pending or proposed merger, acquisition, or similar transaction;

●	News of a significant sale of assets or the disposition of a subsidiary;

●	Changes in dividend policies, the declaration of a stock split, new debt or equity offerings and similar matters;

●	Changes in senior management and membership of the Board of Directors; and

●	Impending bankruptcy or financial liquidity problems.

If Unsure, Ask. If you have questions as to the materiality of information, you should contact your manager, our Chief Financial Officer (CFO) or the Company’s legal counsel for clarification.

Specific Obligations

1.    Prohibition on Trading. Any employee or other person associated with the Company who knows of any “material information” (defined above) concerning the Company that has not been disclosed to the public must refrain from trading (purchase or sale), and must refrain from advising others to trade, in Company securities until the second business day after public disclosure of such information is made.

2.    Trading Windows. Officers, directors and designated employees can only buy or sell stock outside of “black-out” periods, i.e. during an “open window.” The window restrictions apply to senior management, all finance and accounting personnel, employees who have received stock grants from the company, and any employee who has access to inside information on a regular basis (for example, receipt of monthly financial or sales highlights).  The standard black-out periods begin on the 15th day in the month before the end of a fiscal quarter or fiscal year and end one business day after public release of quarterly or annual financial results for that fiscal period.

●

This period may be shortened by the Company on a case-by-case basis depending on the circumstances. Additional black-out periods also may be imposed by the Company on officers and directors to the extent necessary or desirable to comply with securities or other laws, and the Company will notify those persons in such an event.

●

The CFO or other designated officer will notify employees when the window closes each quarter and when it opens. If unsure of whether you are covered by the window or whether the window is closed or open, you should inquire with your manager or the CFO.

3.    Officer and Director Additional Obligations. Members of the Board of Directors, Executive Officers and other designated key employees have additional obligations that include (a) obtaining pre-clearance approval for all trades, even during an open window, and refraining from other transactions. (See the Appendix to this Policy.) Any employee who believes that he or she would be regarded as an insider, and who is contemplating a transaction in Company stock and is unsure of the applicability of this policy should review that policy, and talk to their manager or the CFO prior to executing a transaction. Officers and directors should be particularly careful, since avoiding the appearance of engaging in stock transactions on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information.

4.    No Size of Transaction or Similar Exception. It does not matter that the “insider” may have decided to engage in a transaction before learning of the undisclosed material information or that delaying the transaction might result in economic loss. It is also irrelevant that publicly disclosed information about the Company might, even aside from the undisclosed material information, provide a substantial basis for engaging in the transaction. Nor are there are limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned SEC investigations and lawsuits.

You simply cannot trade in Company stock while in possession of undisclosed material information about the Company. The only exceptions to the policy are as follows:

●

Exercise of a stock option under one of the Company’s stock option plans if you “hold” (do not sell) the shares upon exercise. This exception does not include a subsequent sale of the shares acquired pursuant to the exercise of the option, including a “same-day” or broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

●	Any transaction specifically approved in writing in advance by our Chief Executive Officer. (See the Policy Appendix.)

Violation of the laws against insider trading can result in both civil and criminal penalties and may result in termination of your employment by the Company. Therefore, please carefully review the Company’s insider trading policy and strictly comply with it.

5.    Insider Trading Compliance Officers. The Company’s Chief Executive Officer shall act as the Company’s Insider Trading Compliance Officer (the “Compliance Officer”); provided, however, that if the Chief Executive Officer is a party to a proposed trade, transaction or inquiry relating to this Policy, the Company’s Chief Financial Officer and Chairman of the Board of Directors shall act as the Compliance Officer with respect to such proposed trade, transaction or inquiry. The Compliance Officer may delegate his or her authority to act as the Compliance Officer as he or she deem necessary or appropriate in his or her sole discretion. The duties and powers of the Compliance Officer and his or her delegees may include the following:

●    Administering, monitoring and enforcing compliance with this Policy.

●    Responding to all inquiries relating to this Policy.

●    Designating and announcing special trading blackout periods during which specified persons may trade in Company securities.

●    Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons as the Compliance Officer determines have access to material nonpublic information concerning the Company.

●    Administering, monitoring and enforcing compliance with federal and state insider trading laws and regulations.

●    Assisting in the preparation and filing of all required SEC reports filed by Section 16 Insiders relating to their trading in Company securities, including Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

●    Maintaining as Company records originals or copies of all documents required by the provisions of this Policy, and copies of all required SEC reports relating to insider trading, including Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

●    Revising this Policy as necessary to reflect changes in applicable insider trading laws and regulations (to be reported to and considered by the Nominating and Corporate Governance Committee of the Board of Directors of the Company at its next meeting).

●    Maintaining the accuracy of the list of roles/titles of Section 16 officers, and updating such list periodically as necessary to reflect additions or deletions.

●    Designing and requiring training about the obligations of this Policy as the Compliance Officer considers appropriate.

The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties under this Policy in the event that a Compliance Officer is unable or unavailable to perform such duties.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned hereby acknowledges and certifies that the undersigned:

●	Has received, read and understands the RF Industries Ltd.’s Insider Trading Policy.*

●	Understands that the Company’s Chief Financial Officer and the Company’s counsel are available to answer any questions the undersigned has regarding the policy.

●	Will continue to comply fully with the Insider Trading Policy.

Date:	Signature:

Print Name:

*Officers, Directors and Designated Key Employees are Required to Read and Acknowledge the Appendix to the Document.